Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com

Brambles

25 February 2004

04010308

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

dlw 3/5

Laura Jackson
Company Secretarial Assistant

Encs.

FILE NO: 82-5205

Brambles

Brambles Industries plc
Cassini House
57-59 St James's Street
London, SW1A 1LD, England
Tel +44 (0)20 7659 6000 **Fax** +44 (0)20 7659 6001
Email info@brambles.com
Website www.brambles.com

News Release

25 February 2004

Brambles reports interim results for the half year ended 31 December 2003

Brambles today reported trading performance in the half year to 31 December 2003 consistent with its expectations and in line with the trading updates given at the 2003 AGMs.

Commenting on the results, Brambles Chief Executive Officer, David Turner, said: "The results are as we expected. We have had a significantly stronger cash flow and net debt is down. Our focus on value is yielding results, and will lead to sustainable profit growth. Looking forward, while there is much to be done, our outlook for the year is unchanged, and we expect a better performance for the second half, leading to good progress for the year as a whole."

Financial Summary (all percentage comparisons in constant currency)

- Revenue from continuing businesses grew by 5% to £1.5 billion
  – CHEP and Recall up 10% and 13% respectively.
- Comparable operating profit from continuing businesses was down 11% at £169 million.
- Profit before tax, goodwill amortisation and exceptional items was £131 million (1H03 £142 million).
- Profit after tax but before goodwill amortisation and exceptional items was £91 million (1H03 £97 million).
- An after-tax exceptional charge of £20 million resulted principally from a write down in the carrying value of goodwill in Interlake and continued restructuring in CHEP Europe, offset in part by the gain on sale of the Meineke business.
- Profit after tax and goodwill amortisation and exceptional items was £53 million (1H03 £90 million).
- Earnings per share before goodwill amortisation and exceptional items were 5.4 pence, down 5%.
- The translational effect of currency movements on reported pre-tax profits was positive on the pounds sterling results (+£10 million) but negative on the Australian dollar results (-$28 million).
- Strong operating cash flow after capital expenditure of £108 million, which was up £92 million.
- Capital expenditure was down a further 12% on the same period last year to £222 million.
- Net debt was £1,558 million, compared with £1,688 million last December.
- Interim dividend for shareholders in Brambles Industries Limited remains at 10 cents, 100% franked. Interim dividend for shareholders in Brambles Industries plc is 4.155 pence.

Registered in England No. 4134697
Registered Office: Cassini House,
57 St James's Street, London SW1A 1LD

Business Summary

- CHEP Americas: revenue was up 10%. In CHEP USA, the transition to the new service centre network during 2003 led to a build up of pallets awaiting repair. The programme to move these excess pallet stocks into the service centres and repair them is completed and the pallets are now back in the operational pallet pool. Short term costs were approximately £11 million.
- CHEP Europe: revenue was up 8%, pricing initiatives are being implemented to reflect the cost to serve customers, restructuring programme is on track.
- CHEP Rest of World: continued to perform strongly.
- Cleanaway: municipal business continued to benefit from recent contract wins, technical waste and commercial and industrial markets remained difficult.
- Recall: revenue and comparable operating profit were up 13% and 5% respectively.
- Brambles Industrial Services: made encouraging progress in the Northern Hemisphere and continued its strong growth in Australia.
- Regional Businesses: there were signs of recovery for Interlake.

David Turner said: "Across all our businesses, our continued focus on the efficient use of capital and on cash generation is reflected in the results for the first half, with operating cash flow after capital expenditure £92 million higher than a year ago and net debt significantly reduced.

"We now have in place quality programmes across our businesses which are delivering improvements in customer service and operational efficiency.

"We expect a better performance in the second half and plan to keep the market fully informed of progress, with a further trading update in mid-May.

"Looking further ahead, we have today released Objectives and Milestones which provide a strategic framework within which the Group will operate. It reaffirms our approach and commitment to delivering significant improvements in shareholder value. We have set out clear targets for revenue growth, cash flow, return on capital and financial gearing. These targets will provide a context for monitoring performance as we drive to maximise the full potential of Brambles.

"With the recent announcement of Mike Ihlein as Brambles Chief Financial Officer, we have a strong team which is committed to developing the full potential of all Brambles businesses."

Notes:

- All comparisons are quoted at constant exchange rates.
- Comparable operating profit is defined as profit before interest, tax, goodwill amortisation and exceptional items.

FILE NO: 82-5205

For further information, contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239188 (mobile)
Media	Jeannette McLoughlin, Group General Manager Corporate Communications	+61 (0)2 9256 5255 +61 (0)401 990425 (mobile)

Brambles is globally headquartered in Australia

An analysts briefing will be held in London at 8.30am on 25 February 2004. This will be webcast and available with supporting slides on www.brambles.com

FILE NO: 82-5205

Brambles

Interim report - 31 December 2003

For the Combined Businesses of
Brambles Industries plc
and Brambles Industries Limited

FILE NO: 82-5205

Brambles

INTERIM REPORT
for the half-year ended 31 December 2003

Index

FILE NO: 82-5205

Brambles

SUMMARY OF COMBINED INTERIM RESULTS
for the half-year ended 31 December 2003

At actual exchange rates	First half 2004 £ millions	First half 2003 £ millions	% increase/ (decrease) at actual fx rates
RESULTS BEFORE EXCEPTIONAL ITEMS AND GOODWILL AMORTISATION			
Continuing businesses			
Turnover, including joint ventures and associates	**1,545**	1,412	9%
Comparable operating profit *	**169**	179	(6%)
Total businesses			
Turnover, including joint ventures and associates	**1,549**	1,474	5%
Comparable operating profit *	**170**	184	(8%)
Profit before tax	**131**	142	(8%)
Profit after tax	**91**	97	(6%)
Basic earnings per share (pence)	**5.4**	5.7	(5%)
RESULTS AFTER EXCEPTIONAL ITEMS AND GOODWILL AMORTISATION			
Operating profit	**105**	166	(37%)
Profit before tax	**93**	137	(32%)
Profit after tax	**53**	90	(41%)
Basic earnings per share (pence)	**3.1**	5.3	(41%)
Dividend			
Interim dividend per share (pence)	**4.155**	3.757	11%
Dividend record date	**19 March 2004**		
Interim dividend payable date	**8 April 2004**		
Cashflow from operations after gross capital expenditure	**108**	16	
Net debt	**1,558**	1,688	

* Comparable operating profit is operating profit before exceptional items and goodwill amortisation. Refer also to note 1 below.

Note 1:

- Throughout this business commentary, all references to comparable operating profits are to 'operating profit before exceptional items and goodwill amortisation', which the Directors consider to be a useful measure of business performance. Measures of business performance have been calculated in constant currency (at the previous year's actual monthly exchange rates).
- In the statutory financial statements, foreign currency results have been translated at the applicable actual monthly exchange rates ruling in each period.

Brambles

The table below summarises the results at both actual and constant exchange rates.

Turnover (including joint ventures and associates) **By business segment** **£ millions**	**First half 2004 as reported**	First half 2004 at prior year actual monthly fx rates (a)	First half 2003 (b)	% change in constant currency (a)/(b)
CHEP	**694**	679	620	10%
Cleanaway	**518**	489	474	3%
Recall	**137**	133	118	13%
Brambles Industrial Services	**144**	130	137	(5%)
Regional Businesses	**52**	54	63	(14%)
Continuing Businesses	**1,545**	1,485	1,412	5%
Discontinued	**4**	4	62	-
Total	**1,549**	1,489	1,474	1%

Comparable operating profit (EBITA before exceptionals) **By business segment** **£ millions**	**First half 2004 as reported**	First half 2004 at prior year actual monthly fx rates (a)	First half 2003 (b)	% change in constant currency (a)/(b)
CHEP	**96**	92	103	(11%)
Cleanaway	**43**	40	50	(20%)
Recall	**21**	20	19	5%
Brambles Industrial Services	**17**	16	13	23%
Regional Businesses	**-**	-	3	-
Corporate	**(8)**	(8)	(9)	-
Continuing Businesses	**169**	160	179	(11%)
Discontinued	**1**	1	5	-
Total	**170**	161	184	(12%)

Operating profit (after operating exceptional items and goodwill amortisation) **By business segment** **£ millions**	**First half 2004 as reported**	First half 2004 at prior year actual monthly fx rates (a)	First half 2003 (b)	% change in constant currency (a)/(b)
CHEP	**72**	69	101	(32%)
Cleanaway	**32**	29	43	(33%)
Recall	**14**	13	14	(7%)
Brambles Industrial Services	**15**	14	10	40%
Regional Businesses	**(21)**	(22)	2	-
Corporate	**(8)**	(8)	(9)	-
Continuing Businesses	**104**	95	161	(41%)
Discontinued	**1**	1	5	-
Total	**105**	96	166	(42%)

The prior period results set out in column (b) above have been adjusted to show divested businesses as discontinued.

Profit before interest and tax after charging goodwill amortisation and exceptional items, is analysed by business segment and geographical origin on page 21.

TRADING PERFORMANCE

Trading performance in the first half was consistent with our expectations and the outlook for the full year remains unchanged with a better performance expected in the second half leading to good progress for the year as a whole.

Revenue from continuing businesses at £1.5 billion increased by 5% in constant currency, with CHEP and Recall up 10% and 13% respectively and Cleanaway slightly ahead. This achievement was in the face of slow economic growth in a number of markets.

Comparable operating profit (profit before interest, tax, goodwill amortisation and exceptional items) from continuing business was £169 million compared with £179 million last year.

Profit before tax, goodwill amortisation and exceptional items was £131 million compared with £142 million last year and was in line with the trading updates given with the AGMs. Earnings per share on the same basis at 5.4 pence compared with 5.7 pence.

The six months saw a continued strong cash performance with cash flow from operations after capital expenditure of £108 million, up from £16 million in the previous year. All divisions remain firmly focused on the more efficient use of assets and on cash generation.

In CHEP Americas, short term one-off costs associated with the programme to reduce excess pallets awaiting repair in CHEP USA adversely affected profits in the first four months of the half, but resulted in a significant cashflow improvement. Comparable operating profits were 35% below the first half of last year and 10% below the second half. CHEP Europe profits were 5% higher with revenue up by 8%. CHEP's capital expenditure was 15% lower in constant currency and all regions including the US generated positive operating cash flow after capital expenditure. This reflects improvements in CHEP's asset productivity and working capital management.

Cleanaway's profits were lower than last year. The municipal business across Cleanaway continued to benefit from recent contract wins but other business areas in Europe, notably technical waste and Commercial and Industrial (C&I) in the UK faced difficult markets in the first half. An upturn in the business is expected in the second half.

Recall increased both revenue and comparable operating profits.

Brambles Industrial Services continued to perform strongly in Australia and there was encouraging progress in the Northern Hemisphere businesses.

The performance of the Regional Businesses was adversely affected by the depressed market conditions for Eurotainer, though there were some signs of recovery in Interlake.

EXCEPTIONAL ITEMS

Exceptional items of £20 million mainly comprised the profit on the sale of Meineke Car Care Centers (£30 million) and costs associated with the reorganisation of CHEP Europe (£23 million). Since the start of the reorganisation in CHEP Europe at the beginning of 2003, costs of £73 million have been charged out of an original estimate of £85 million. The balance is expected to be charged by 30 June 2004. In addition, Brambles has adopted a prudent approach to the carrying value of Interlake by writing off the entire £19 million goodwill, in the light of its medium term profitability and notwithstanding some improvement in current trading. The balance of the exceptional charge related to businesses sold and the reorganisation in Cleanaway.

FINANCIAL POSITION

Cash inflow from operations after capital expenditure strengthened again and was up by £92 million to £108 million.

Interest expense was £39 million compared with £42 million in the same period last year, due to lower interest rates.

Working capital, which has been the focus of significant management attention, was reduced by £20 million, all of which reduction occurred in continuing businesses. In particular, debtor days were reduced in CHEP Europe, CHEP USA, Cleanaway UK and Recall.

Net debt at 31 December 2003 was £1.56 billion, with the EBITDA interest cover at 8.7 times and net debt/EBITDA (annualised) at 2.3 times, leaving ample headroom in Brambles' credit facilities of £2.4 billion.

CAPITAL EXPENDITURE

Capital expenditure in the first half was £222 million, which compared favourably with £242 million in the previous comparable period. As previously indicated, it is anticipated that capital expenditure for the full year will be similar to that in the year ended June 2003.

In CHEP, capital expenditure at £162 million was £21 million below last year. The principal driver of the reduction was CHEP Americas, where capital expenditure reduced by 30% in constant currency, reflecting the surplus stock reduction programme. In constant currency, CHEP Europe's capital expenditure fell despite increased sales. Capital expenditure in CHEP RoW grew at below the rate of revenue growth.

Capital expenditure in Cleanaway was £39 million (up £6 million to support new municipal contracts), in Brambles Industrial Services £10 million (up £1 million) and in Recall £11 million (down £2 million).

BUSINESS DISPOSALS

The only significant disposal in the period was Meineke Car Care Centers, sold in August 2003 for net proceeds of £42 million. The resulting profit on sale of £30 million (£17 million after tax) is shown as an exceptional item.

TAXATION

The Group tax rate decreased slightly from 32% in the prior year to 31% of profit before tax, goodwill amortisation and exceptional items. It is likely to remain at approximately 32% going forward.

DIVIDEND

The Board has declared an interim dividend of 10 cents per share for shareholders in Brambles Industries Limited and 4.155 pence per share for Brambles Industries plc shareholders. This is consistent with the Board's stated policy of at least maintaining this level of dividend per share. The dividend will be paid on 8 April 2004 to those shareholders registered on 19 March 2004.

OPERATIONAL REVIEW

CHEP

£m	First half 2004 As Reported	First half 2004 Constant Currency	First half 2003	% Change As Reported	% Change Constant Currency
Revenue	694	679	620	12	10
Comparable operating profit [1]	96	92	103	(7)	(11)
Operating cash flow after capital expenditure	65	67	(37)	-	-

[1] A definition of comparable operating profit and a reconciliation to statutory profit before tax are shown on page 20.

In constant currency, revenue from CHEP increased by 10% while comparable operating profit was 11% below the prior period. This reduction was expected, and was due entirely to the performance of CHEP Americas.

CHEP's global programme to develop and implement standard metrics for business performance measurement is now well established and is enhancing our ability to manage the growth and development of the business in a controlled manner.

CHEP AMERICAS

In the Americas, revenue increased by 10% in constant currency, to £307 million. Comparable operating profit at £27 million was 35% lower than the prior period and as previously indicated was marginally below the second half of last year at constant exchange rates. The shortfall came from the US and resulted largely from one-off costs associated with the programme to relocate and repair the excess pallet inventory within CHEP USA.

In CHEP USA, revenue growth slowed slightly around the turn of the year though profits remained on track.

Operating cash flow after capital expenditure improved by £68 million, resulting in a positive cash flow of £37 million. Improvements were seen in working capital and capital expenditure was 30% below the previous period as excess pallets were brought back into use.

In CHEP USA, although the new service centre network has been largely completed during the last financial year, transitional inefficiencies had built up in the pool resulting in an excess stock of pallets awaiting repair. During the first half these excess pallets were moved into the new service centres and repaired. The pallets are now back in the operational pallet pool and the programme completed.

Compared with the first half of last year, repair costs in the Americas increased by £7 million, in part due to the accelerated repair programme noted earlier. An initiative to ensure adherence to CHEP pallet quality standards whilst avoiding over-repair has been successful, with the damage ratio (the percentage of pallets returning to the service centre which require repair) having dropped during the six months to December from 34% to 32%. Transportation costs were £11 million higher, largely due to the additional activity required to bring pallets out of temporary storage locations. In addition, collection costs from Total Pallet Management (TPM) agreements (particularly The Home Depot) increased.

Short term costs incurred in the half year were £11 million and most of these were included in the increases in transport and repair costs noted above.

The management of the Non Participating Distributor (NPD) channel has continued to improve. Fewer than 4% of total issues from our customers are now delivered to NPDs and all carry a surcharge.

Within the Americas, CHEP's businesses in Mexico, Argentina, Brazil, Chile and Canada continued to perform well.

In the second half of the current financial year it is anticipated that CHEP Americas profits will rebound, driven by lower costs and continuing revenue growth.

CHEP EUROPE

Revenue in Europe at £304 million was 8% higher boosted to some extent by the hot summer and the resulting increased demand for soft drinks.

Comparable operating profit was 5% higher in constant currency, at £48 million, in line with our expectations. As noted below, no benefits relating to the restructuring programme arose in the first half, although some are expected in the coming months.

The CHEP Europe business has stabilised, although the half year continued to reflect the impact of servicing customers at prices that do not reflect the true cost of servicing. This issue is currently being addressed and selective price increases are now being implemented.

The project to consolidate CHEP Europe's administration in Spain and the UK is proceeding to plan and the risks associated with its execution have reduced.

CHEP Europe Restructuring

Overall, the execution of the CHEP Europe restructuring programme is on track. The programme focuses on two objectives, operational efficiency and asset productivity.

Operational Efficiency Improvement Programme

The cost of the programme to increase operational efficiency is anticipated to remain within the initial estimate of £40 million. To the end of December 2003, £31 million has been incurred since the inception of the project. The balance is expected to be expended in the second half.

The benefits from the programme are expected to accrue over three years, with the total benefit being derived by the year to June 2006 when the first full year impact of the pricing initiatives will be visible.

Our estimates are for a combined benefit of £8 million in the second half of the current year. The overhead reductions and pallet network optimisation are anticipated to save at least a further £8 million in the next financial year in addition to the benefits from the pricing initiatives designed to cover the cost to serve our customers. The following year will benefit from the first full year of these pricing initiatives and is expected to gain further from network optimisation.

The new centralised administration centres in the UK and Spain are now operational, with the full transfer of all the European finance and administrative processes expected to be complete by June this year. Up to the end of December 2003 there had been a net reduction of 221 employees, with a further reduction of 129 expected by the end of June. The majority of the expenditure has already been committed although, due to temporary labour costs incurred to underpin the implementation of the project, the benefits of its reduction will not flow through until the second half.

New pricing initiatives have been communicated to customers. The initiatives are designed to raise prices to recover the costs associated with slower pallet return cycles and collecting from small and remote distributors while still providing a significant value-added proposition to our customers. These initiatives will affect approximately 90% of the distributor locations served, but only around 10% of CHEP Europe's volumes. Discussions with affected customers are continuing and second half results should show some benefit from this programme.

Asset Productivity Improvement Programme

The cost of the asset productivity improvement programme is expected to remain at the original estimate of £45 million. To the end of December 2003, £42 million had been incurred since the start of the project. The balance will be incurred in the second half.

Since this programme was first announced, a considerable effort has been made to improve the asset productivity of the European pallet pool. A focused audit programme is nearing completion and should be finalised in the current half.

As a result of audits completed in the first half, 0.3 million pallets were added to customer accounts and a further 1.1 million which were found to be missing from our customers' premises will be subject to compensation charges. A provision of £6 million has been made in relation to a further two million pallets thought to be not recoverable from distributors' locations.

CHEP - REST OF WORLD

Revenue growth in these regions remained strong and at £83 million, revenue was 13% higher than the previous year. The pallet business continued to show growth despite its relative maturity and the container business continued to gain from the roll out of new contracts. Asset productivity initiatives continued to drive strong financial returns.

Comparable operating profit at £21 million was 13% above the previous year.

CHEP - CONTAINER BUSINESS

The Reuseable Plastic Container (RPC) business grew revenues by 19% in the six months to December 2003, with growth particularly strong in Europe and RoW. The global focus on operational efficiencies and process standardisation has resulted in lower wash and transportation costs in all regions.

CLEANAWAY

£m	First half 2004		First half 2003	% Change	
	As Reported	Constant Currency		As Reported	Constant Currency
Revenue	518	489	474	9	3
Comparable operating profit [1]	43	40	50	(14)	(20)
Operating cash flow after capital expenditure	32	29	39	-	-

[1] A definition of comparable operating profit and a reconciliation to statutory profit before tax are shown on page 20.

In the first half, as expected, Cleanaway continued to face difficult trading conditions in two of its market segments. As a result in constant currency, comparable operating profit was 20% below the previous year although revenue was 3% higher. The lower profit resulted from a pension cost adjustment of £2 million in the UK and also in the UK, lower profits in C&I (£3 million) and Technical Waste (£2 million). Lower average waste paper prices in Germany impacted profits and comprised the balance.

The reasons for the performance and the outlook for the second half are described below.

Operating cash flow was impacted by the lower profit although an increase in capital expenditure, largely to support new municipal contracts, was more than offset by a further improved working capital performance. Operating cash flow after capital expenditure was £32 million, compared with £39 million in the previous year.

In the UK revenue was 5% higher at £225 million. Comparable operating profit however was lower than the previous year. In part this was due to additional pension contributions of £2 million, which resulted from a new actuarial valuation. Additionally and as expected, the C&I business was under pressure and delivered lower profits, as did Technical Waste which suffered from slack conditions in the pharmaceutical and chemical industries.

The municipal business continued to perform well, supported by recent contract wins such as Croydon and Tower Hamlets. Work on the new Materials Recycling Facility site in Greenwich has started. Cleanaway's proven expertise in advanced waste technologies continues to position it to benefit from the trend towards increased recycling of waste. This trend is strongly endorsed by the UK Government, with stringent recycling targets being placed on local authorities. In the last year, Cleanaway has achieved a success rate on tenders of almost 80% and the municipal order book at the end of December stood at £785 million.

A re-organisation of the UK business into four, more customer-focused segments was announced in January 2004. The increasing clarity and focus around the core business segments is designed to ensure lowest cost operations, with increased levels of customer service.

In Germany, although revenue and comparable operating profits were below the previous year, our business continues to be remarkably resilient to recent industry weakness. Reasons for the profit shortfall included lower average waste paper prices and the impact of the drinks container deposit directive. Although the future of this directive remains uncertain, Cleanaway has developed a leading position in the retail sector and this has in part offset the reduction in DSD volumes which arose from the scheme's introduction in January 2003.

Following the DSD re-tendering, approximately 50% of Cleanaway's contracts were awarded for three years and the remainder for one year. The new contracts commenced 1 January 2004. Cleanaway's revenues from DSD have remained stable after this first round of re-tendering, as market share gains have largely offset price erosion. The resulting pressure on margins has been further mitigated by a limited restructuring programme which commenced in July 2003. It has resulted in the closure of ten plants and a reduction in the workforce of around 380 people.

The performance in Cleanaway Australia and New Zealand was satisfactory, with revenue 10% higher than the previous year at £100 million. The municipal business continued to benefit from recent contract wins but competition remained difficult in the C&I market in Victoria and Queensland. The municipal contract order book stood at A$540 million at the end of December 2003.

In Asia, trading was very much in line with the prior year.

Restructuring costs of £4 million have been charged in the period as an operating exceptional cost within Cleanaway. There may be further limited costs in the second half.

In all its businesses, Cleanaway's global quality programme 'Clean Run' is helping to facilitate sustainable improvements to customer service and productivity.

Looking forward, the UK business is expected to perform markedly better in the second half. This will be driven by both a turnaround in C&I and strong growth in municipal. Across our other territories the Municipal sector should continue to be strong, and there are expected to be firmer paper prices in Germany. The performance of Cleanaway overall in the second half should be closer to that of the second half of the last financial year.

RECALL

£m	First half 2004		First half 2003	% Change	
	As Reported	Constant Currency		As Reported	Constant Currency
Revenue	137	133	118	16	13
Comparable operating profit [1]	21	20	19	11	5
Operating cash flow after capital expenditure	15	14	1	-	-

[1] A definition of comparable operating profit and a reconciliation to statutory profit before tax are shown on page 20.

In constant currency, Recall's revenue grew by 13% overall, of which 7% was organic growth. The Americas accounted for half of the total revenue and Europe's proportion increased to 30%. Seven acquisitions were made during the period including those in the key markets of Houston and Sydney.

Growth was particularly strong in the Document Management Services (DMS) business, where revenues were 13% higher than the previous year. In Europe, the growth was supported by acquisitions made previously in UK and in Scandinavia but following Iron Mountain's acquisition of Hays Information Management business there have been some pricing pressures which held back profit growth. In South America, there were new major contract wins including the court of justice system of the state of Sao Paulo (Tribunal de Justica). In North America however, growth has slowed since June 2003 as destruction rates and customer turnover levels have increased.

In SDS (Secure Destruction Services), the low waste paper prices in the period held the overall sales growth rate to 5%. DPS (Data Protection Services) continued to show steady growth, up 5%, whilst recent contract wins in the US and Europe meant that the Integrated Data Services business more than doubled in size.

Comparable operating profits increased by 5%, although the comparison has been impacted by last year's insurance claim (£0.6 million) and the current year reduction in paper price (£0.6 million).

Recall continues to use its 'Perfect Order' methodology to improve operational performance and hence quality of service to its customers. The annual customer satisfaction survey was completed in the first half and showed a significant increase in positive responses when compared with the previous year.

Improvements in working capital saw Recall's cash flow after capital expenditure increase by £14 million. Recall's debtor days globally were reduced by six days as a result of improved collections in all regions.

Recall's established geographical coverage, high quality product offerings and strong focus on customer service position it well to continue its organic growth and acquisition investment strategy in future years.

BRAMBLES INDUSTRIAL SERVICES

£m	First half 2004		First half 2003	% Change	
	As Reported	Constant Currency		As Reported	Constant Currency
Revenue	144	130	137	5	(5)
Comparable operating profit [1]	17	16	13	31	23
Operating cash flow after capital expenditure	16	14	22	-	-

[1] A definition of comparable operating profit and a reconciliation to statutory profit before tax are shown on page 20.

As expected, in constant currency, revenue in Brambles Industrial Services (BIS) was 5% lower than the previous year, reflecting the disposal of a number of small non core industrial maintenance and cranes businesses in Australia. Excluding the impact of these disposals, revenue would have been similar to last year. Comparable operating profit however was 23% higher, with improvements seen in each territory, though prior year results included an asset write-off resulting from a customer bankruptcy.

The increased focus on selected industries and key customers has resulted in significant improvements in margins, up from 6% in 2001 to 12% in the six months to December 2003.

Operating cash flow after capital expenditure reduced from £22 million to £16 million. Capital expenditure remained steady.

The Australian business represented 54% of the total BIS revenue. Despite the previously mentioned divestments, profits improved slightly. The improvement was most marked in the Steel Services business, with the PCI coal injection plant managed for BlueScope Steel continuing to perform well.

FILE NO. 82-5205

In the Northern Hemisphere, volumes improved particularly at Port Talbot and Teesside in the UK and in the US.

Brambles Industrial Services has in-depth technical knowledge and strong, focused positions in a selected number of industrial sites, and its mission is to add value to selected customers. Further steady growth is anticipated.

REGIONAL BUSINESSES

£m	First half 2004		First half 2003	% Change	
	As Reported	Constant Currency		As Reported	Constant Currency
Revenue	52	54	63	(17)	(14)
Comparable operating profit [1]	-	-	3	-	-
Operating cash flow after capital expenditure	-	(1)	3	-	-

[1] A definition of comparable operating profit and a reconciliation to statutory profit before tax are shown on page 20.

Although demand experienced by the Interlake racking business remained depressed during the first three months of the year, the second quarter saw some positive signs of recovery due principally to a cost reduction programme but also to stronger market conditions. The market recovery is expected to continue during the second half, in spite of a sharp rise in steel prices which may constrain margins somewhat.

The goodwill of £19 million held in respect of Interlake has been written off. This reflects a conservative assessment of the likely profitability of the business in future years, notwithstanding some recovery in the trading results of the business. Within the Regional Businesses, this was more than offset by the £30 million profit on the sale of Meineke Car Care Centers.

The operating environment for Eurotainer remained difficult and was exacerbated by the weakness of the US dollar. A restructuring programme is underway to improve overhead costs and a one-off increase in repair costs to improve fleet quality has already generated improvements in utilisation rates.

TCR, though still a small business, showed good growth resulting from the recent contract wins at major airports in the UK, France and the Netherlands.

OUTLOOK

The outlook for the full year as indicated at the AGMs remains unchanged.

Although trading for the first half was weaker than the prior year, cash flow was considerably stronger and we expect a better performance in the second half leading to good progress for the year as a whole.

CHEP Americas profits should rebound in the second half, as the short term costs of reducing excess pallets have now been eliminated and revenue will continue to grow.

CHEP Europe should see continued revenue growth. The pan European re-organisation programme remains on track. Pricing initiatives have been implemented and the results should start to be seen in the second half of the year.

CHEP in the Rest of the World is expected to continue to perform strongly.

In Cleanaway, a marked improvement is expected in the second half in the UK and municipal growth is expected to continue in all markets.

Both Recall and Brambles Industrial Services should continue to grow.

This year we are planning to update the market on second half progress in mid May.

Looking further ahead, Brambles has today released Objectives and Milestones which provide a strategic framework within which the Group will operate. It reaffirms Brambles' approach and commitment to delivering significant improvements in shareholder value, setting out clear targets for revenue growth, cash flow, return on capital and financial gearing. These targets will provide a context for monitoring performance as Brambles drives to maximise its full potential.

FILE NO. 82-5205

Brambles

COMBINED PROFIT AND LOSS ACCOUNT (unaudited)
for the half-year ended 31 December 2003

	First half 2004			First half 2003			Full year 2003
	Before goodwill amortisation & exceptional items £ millions	Goodwill amortisation & exceptional items £ millions	Total £ millions	Before goodwill amortisation & exceptional items £ millions	Goodwill amortisation & exceptional items £ millions	Total £ millions	Total £ millions
TURNOVER (including share of joint ventures and associates)							
- Continuing operations	1,545	-	1,545	1,412	-	1,412	2,909
- Discontinued operations	4	-	4	62	-	62	88
	1,549	-	1,549	1,474	-	1,474	2,997
Less share of joint ventures	(26)	-	(26)	(15)	-	(15)	(31)
Less share of associates	(23)	-	(23)	(26)	-	(26)	(51)
GROUP TURNOVER	1,500	-	1,500	1,433	-	1,433	2,915
OPERATING PROFIT							
Continuing operations before goodwill amortisation and exceptional items	162	-	162	173	-	173	347
Goodwill amortisation	-	(18)	(18)	-	(16)	(16)	(34)
Exceptional items	-	(47)	(47)	-	(2)	(2)	(59)
Continuing operations	162	(65)	97	173	(18)	155	254
Discontinued operations	1	-	1	5	-	5	10
GROUP OPERATING PROFIT	163	(65)	98	178	(18)	160	264
Share of operating profit of:							
- Joint ventures	5	-	5	4	-	4	7
- Associates	2	-	2	2	-	2	5
TOTAL OPERATING PROFIT	170	(65)	105	184	(18)	166	276
EXCEPTIONAL ITEMS							
Net profit/(loss) on sale of discontinued operations	-	27	27	-	13	13	(1)
DLC costs – continuing operations	-	-	-	-	-	-	(2)
	-	27	27	-	13	13	(3)
PROFIT BEFORE INTEREST AND TAXATION	170	(38)	132	184	(5)	179	273
Net interest payable:							
- Group	(38)	-	(38)	(41)	-	(41)	(81)
- Share of joint ventures and associates	(1)	-	(1)	(1)	-	(1)	(2)
	(39)	-	(39)	(42)	-	(42)	(83)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	131	(38)	93	142	(5)	137	190
Tax on profit on ordinary activities	(40)	-	(40)	(45)	(2)	(47)	(72)
PROFIT ON ORDINARY ACTIVITIES AFTER TAX	91	(38)	53	97	(7)	90	118
Equity minority interests	-	-	-	(1)	-	(1)	(1)
PROFIT ATTRIBUTABLE TO PARENT COMPANIES' SHAREHOLDERS	91	(38)	53	96	(7)	89	117
Equity dividends paid and proposed	(71)	-	(71)	(60)	-	(60)	(127)
TRANSFER (FROM)/TO RESERVES	20	(38)	(18)	36	(7)	29	(10)
Basic earnings per share (pence)	5.4	(2.3)	3.1	5.7	(0.4)	5.3	6.9
Diluted earnings per share (pence)	5.4	(2.3)	3.1	5.7	(0.4)	5.3	6.9

FILE NO. 82-5205

Brambles

COMBINED BALANCE SHEET (unaudited)
as at 31 December 2003

	December 2003 £ millions	December 2002 £ millions	June 2003 £ millions
FIXED ASSETS			
Intangible assets	**476**	490	507
Tangible assets	**2,341**	2,266	2,392
	2,817	2,756	2,899
Investments:			
Joint ventures:			
- Share of gross assets	**71**	58	81
- Share of gross liabilities	**(46)**	(25)	(42)
	25	33	39
Associates	**40**	34	21
Other investments	**10**	16	14
Total investments	**75**	83	74
TOTAL FIXED ASSETS	**2,892**	2,839	2,973
CURRENT ASSETS			
Stocks	**28**	44	32
Debtors	**662**	715	697
Cash at bank and in hand	**61**	68	45
	751	827	774
CREDITORS: amounts falling due within one year:			
Borrowings	**(39)**	(122)	(49)
Creditors	**(470)**	(394)	(500)
Taxation and dividends payable	**(105)**	(117)	(106)
	(614)	(633)	(655)
NET CURRENT ASSETS	**137**	194	119
TOTAL ASSETS LESS CURRENT LIABILITIES	**3,029**	3,033	3,092
CREDITORS: amounts falling due beyond one year:			
Borrowings	**(1,580)**	(1,634)	(1,603)
Provisions for liabilities and charges	**(271)**	(266)	(299)
NET ASSETS	**1,178**	1,133	1,190
CAPITAL AND RESERVES			
Share capital	**545**	456	527
Share premium account	**50**	50	50
Other reserves	**83**	99	83
Combined profit and loss account	**495**	523	525
Equity shareholders' funds	**1,173**	1,128	1,185
Equity minority interests	**5**	5	5
	1,178	1,133	1,190

FILE NO. 82-5205

Brambles

COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

for the half-year ended 31 December 2003

	First half 2004 £ millions	First half 2003 £ millions	Full year 2003 £ millions
Profit attributable to parent companies' shareholders	**53**	89	117
Exchange translation differences	**(1)**	(31)	60
Total recognised gains for the period	**52**	58	177

RECONCILIATION OF MOVEMENTS IN COMBINED SHAREHOLDERS' FUNDS (unaudited)

for the half-year ended 31 December 2003

	First half 2004 £ millions	First half 2003 £ millions	Full year 2003 £ millions
Combined shareholders' funds at the beginning of the period	**1,185**	1,129	1,129
Profit attributable to parent companies' shareholders	**53**	89	117
Ordinary dividends paid and proposed	**(71)**	(60)	(127)
Issue of ordinary shares, net of expenses	**-**	1	2
Reinstatement of goodwill due to sale of businesses	**5**	-	2
Shares to be issued	**2**	-	2
Exchange translation difference:			
- Brambles Industries Limited share capital	**16**	(22)	48
- Other	**(17)**	(9)	12
Net (decrease)/increase in combined shareholders' funds	**(12)**	(1)	56
Combined shareholders' funds at the end of the period	**1,173**	1,128	1,185

FILE NO. 82-5205

Brambles

COMBINED CASH FLOW STATEMENT (unaudited)
for the half-year ended 31 December 2003

	First half 2004 £ millions	First half 2003 £ millions	Full year 2003 £ millions
Net cash inflow from operating activities	**330**	258	684
Dividends received from joint ventures and associates	**2**	1	7
Interest received	**3**	2	4
Interest paid	**(37)**	(42)	(83)
Interest element of finance lease rentals	**(1)**	(1)	(1)
Returns on investments and servicing of finance	**(35)**	(41)	(80)
Taxation paid	**(41)**	(74)	(131)
Purchase of tangible fixed assets	**(222)**	(242)	(456)
Sale of tangible fixed assets	**19**	22	45
Investment loans and other financial investments	**1**	1	2
Capital expenditure and financial investment	**(202)**	(219)	(409)
Purchase of subsidiary undertakings and associates	**(27)**	(44)	(106)
Net cash acquired with subsidiary undertakings	**-**	2	3
Sale of businesses	**31**	39	50
Acquisitions and disposals	**4**	(3)	(53)
Equity dividends paid to shareholders of the parent companies	**(69)**	(61)	(125)
Net cash outflow before management of liquid resources and financing	**(11)**	(139)	(107)
Management of liquid resources	**(4)**	(2)	(1)
Net proceeds from share issues	**-**	1	2
Increase in borrowings	**28**	143	118
Capital element of finance lease rentals	**(2)**	(1)	(6)
Financing	**26**	143	114
Increase in cash	**11**	2	6

Brambles

MOVEMENT IN COMBINED NET DEBT (unaudited)
for the half-year ended 31 December 2003

	First half 2004 £ millions	First half 2003 £ millions	Full year 2003 £ millions
Increase in cash	**11**	2	6
Increase in borrowings	**(28)**	(143)	(118)
Capital element of finance lease rentals	**2**	1	6
Currency variations	**49**	38	51
Increase/(decrease) in liquid resources	**4**	2	(1)
Other non-cash changes	**12**	(5)	35
Subsidiaries acquired and sold	**(1)**	(2)	(5)
Total movement	**49**	(107)	(26)
Net borrowings at beginning of period	**(1,607)**	(1,581)	(1,581)
Net borrowings at end of period	**(1,558)**	(1,688)	(1,607)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES (unaudited)
for the half-year ended 31 December 2003

	First half 2004 £ millions	First half 2003 £ millions	Full year 2003 £ millions
Group operating profit	**98**	160	264
Depreciation charge	**168**	157	316
Goodwill amortisation and impairment	**37**	16	34
Decrease/(increase) in working capital	**20**	(68)	27
(Decrease)/increase in provisions	**(7)**	(21)	1
Other	**14**	14	42
Net cash inflow from operating activities	**330**	258	684

FILE NO. 82-5205

Brambles

COMBINED SEGMENTAL ANALYSIS (unaudited)

for the half-year ended 31 December 2003

Brambles activities are managed along global business lines. The material business segments are CHEP (Pallet and Container Pooling), Cleanaway (Waste Management), Recall (Information Management) and Brambles Industrial Services. The Regional Businesses segment comprises Interlake, TCR and Eurotainer. The 'Discontinued' segment comprises Heavy Contracting, FM Repairs and Maintenance, Shipping and Meineke.

The 2003 interim report did not include Meineke or FM Repairs and Maintenance in the discontinued segment. To enable meaningful comparison, the first half of 2003 has been amended accordingly. The impact of redefining the business segments is as follows: (i) Turnover – Cleanaway £(31) million; Regional Businesses £(10) million; Discontinued £41 million; and (ii) Operating profit – Regional Businesses £(3) million; Discontinued £3 million.

	Turnover			Comparable operating profit [1]		
	First half 2004 £ millions	First half 2003 £ millions	Full year 2003 £ millions	**First half 2004 £ millions**	First half 2003 £ millions	Full year 2003 £ millions
By business segment						
CHEP	**694**	620	1,284	**96**	103	199
Cleanaway	**518**	474	964	**43**	50	96
Recall	**137**	118	258	**21**	19	49
Brambles Industrial Services	**144**	137	282	**17**	13	28
Regional Businesses	**52**	63	121	**-**	3	4
Corporate	**-**	-	-	**(8)**	(9)	(17)
Total continuing businesses	**1,545**	1,412	2,909	**169**	179	359
Discontinued	**4**	62	88	**1**	5	10
	1,549	1,474	2,997	**170**	184	369
By geographical origin						
Europe	**817**	783	1,597	**83**	85	181
Americas	**427**	426	861	**39**	58	104
Australia / New Zealand	**263**	235	473	**39**	33	68
Rest of World	**42**	30	66	**9**	8	16
	1,549	1,474	2,997	**170**	184	369

[1] Comparable operating profit is profit before interest, tax, goodwill amortisation and exceptional items (EBITA before exceptionals). The difference between comparable operating profit and profit before interest and tax is due to goodwill amortisation and exceptional items. Goodwill amortisation by segment is CHEP £1 million (2003: £nil), Cleanaway £7 million (2003: £7 million), Recall £7 million (2003: £5 million), Brambles Industrial Services £2 million (2003: £3 million), Regional Businesses £1 million (2003: £1 million). Exceptional items by segment are CHEP £(23) million (2003: £(2) million), Cleanaway £(4) million (2003: £nil), Brambles Industrial Services £(3) million (2003: £nil), Regional Businesses £(20) million (2003: £nil) and Discontinued £30 million (2003: £13 million).

FILE NO. 82-5205

Brambles

COMBINED SEGMENTAL ANALYSIS (unaudited) *continued*

for the half-year ended 31 December 2003

	Profit before interest and tax (after goodwill amortisation and exceptional items)			Non operating exceptional items		
	First half 2004 £ millions	First half 2003 £ millions	Full year 2003 £ millions	**First half 2004 £ millions**	First half 2003 £ millions	Full year 2003 £ millions
By business segment						
CHEP	**72**	101	148	-	-	-
Cleanaway	**32**	43	76	-	-	-
Recall	**14**	14	37	-	-	-
Brambles Industrial Services	**12**	10	23	**(3)**	-	-
Regional Businesses	**(21)**	2	-	-	-	-
Corporate	**(8)**	(9)	(19)	-	-	(2)
Total continuing businesses	**101**	161	265	**(3)**	-	(2)
Discontinued	**31**	18	8	**30**	13	(1)
	132	179	273	**27**	13	(3)
By geographical origin						
Europe	**42**	70	85	**(3)**	(3)	(19)
Americas	**42**	53	90	**30**	1	1
Australia / New Zealand	**39**	48	82	-	15	15
Rest of World	**9**	8	16	-	-	-
	132	179	273	**27**	13	(3)

FILE No. 82-5205

COMBINED SEGMENTAL ANALYSIS (unaudited) *continued*

for the half-year ended 31 December 2003

	Net assets		
	First half 2004 £ millions	First half 2003 £ millions	Full year 2003 £ millions
By business segment			
CHEP	**1,636**	1,726	1,681
Cleanaway	**671**	663	675
Recall	**333**	311	335
Brambles Industrial Services	**232**	233	241
Regional Businesses	**85**	113	108
Unallocated	**(66)**	(59)	(75)
Total continuing businesses	**2,891**	2,987	2,965
Discontinued	**(6)**	14	(14)
Total segmented net operating assets	**2,885**	3,001	2,951
By geographical origin			
Europe	**1,590**	1,606	1,576
Americas	**974**	1,105	1,076
Australia / New Zealand	**320**	284	306
Rest of World	**67**	65	68
Unallocated	**(66)**	(59)	(75)
Total segmented net operating assets	**2,885**	3,001	2,951
Total segmented net operating assets	**2,885**	3,001	2,951
Net debt	**(1,558)**	(1,688)	(1,607)
Net tax liabilities	**(149)**	(180)	(154)
Net assets	**1,178**	1,133	1,190

FILE NO. 82-5205

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION (unaudited)

for the half-year ended 31 December 2003

1 BASIS OF PREPARATION

The dual listed companies structure (DLC Structure) is essentially a contractual arrangement between Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) under which they operate as if they are a single economic enterprise, while retaining their separate legal identities, tax residencies and stock exchange listings. It did not involve the acquisition of one company by the other or any transfer of shares or other assets between BIL and BIP. This structure unites the economic interests of the two shareholder groups. BIL and BIP are referred to collectively throughout these financial statements as Brambles.

Combined financial information has been presented in order to provide shareholders with a fuller picture of the combined economic interests of Brambles. It has been prepared under merger accounting principles, as set out in Financial Reporting Standard 6: Acquisitions and Mergers. Under merger accounting the results and cash flows of BIP and BIL have been combined from the beginning of the 2002 financial year.

Consolidated financial information for BIP is presented on pages 29 to 32.

Where necessary, comparatives have been reclassified and repositioned for consistency with the 2003 year-end disclosures.

Accounting policies

The interim results for the half-year ended 31 December 2003 (First half 2004) have been prepared on the basis of the accounting policies set out in the 2003 Annual Report and Accounts.

The accounting policies of BIP and BIL are the same under UK GAAP. A reconciliation between UK GAAP and Australian GAAP (AGAAP) is presented in Note 6.

FILE NO. 82-5205

NOTES TO THE COMBINED FINANCIAL INFORMATION (unaudited) *continued*

for the half-year ended 31 December 2003

2 EARNINGS PER SHARE

Earnings per share (EPS) for the first half of 2004 is based on the earnings of the half-year of £53 million (2003: £89 million) and calculated on the weighted average number of 1,690.7 million shares in issue and ranking for dividend (2003: 1,690.6 million shares). Diluted EPS, which takes into account options over shares, is calculated on the weighted average number of 1,691.1 million (2003: 1,690.7 million) shares.

EPS before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the half-year adjusted as follows:

	Earnings		
	First half 2004 £ millions	First half 2003 £ millions	Full year 2003 £ millions
Profit for the period	**53**	89	117
Included in operating profit:			
- Goodwill amortisation	**18**	16	34
- Exceptional items	**47**	2	59
Non-operating exceptional items	**(27)**	(13)	3
Tax attributable to exceptional items	**-**	2	(19)
Profit after tax before goodwill amortisation and exceptional items	**91**	96	194

	EPS		
	First half 2004 pence	First half 2003 pence	Full year 2003 pence
Profit for the period	**3.1**	5.3	6.9
Included in operating profit:			
- Goodwill amortisation	**1.1**	0.9	2.0
- Exceptional items	**2.8**	0.1	3.5
Non-operating exceptional items	**(1.6)**	(0.7)	0.2
Tax attributable to exceptional items	**-**	0.1	(1.1)
Profit after tax before goodwill amortisation and exceptional items	**5.4**	5.7	11.5

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION (unaudited) *continued*
for the half-year ended 31 December 2003

3 EXCEPTIONAL ITEMS

	First half 2004 £ millions	First half 2003 £ millions	Full year 2003 £ millions
Operating exceptional items:			
- Reorganisation costs [1]	**(28)**	(2)	(59)
- Goodwill impairment [2]	**(19)**	-	-
Total operating exceptional items	**(47)**	(2)	(59)
Non-operating exceptional items:			
- Profit on sale of discontinued operations [3]	**30**	21	23
- Loss on sale of discontinued operations	**(3)**	(8)	(24)
Net (loss)/profit on sale of discontinued operations	**27**	13	(1)
DLC costs	**-**	-	(2)
Total non operating exceptional items	**27**	13	(3)
Total exceptional items before tax	**(20)**	11	(62)
Tax on exceptional items:			
Operating exceptional items	**12**	1	18
Non-operating exceptional items:			
- Profit on sale of discontinued operations	**(13)**	(3)	(2)
- Loss on sale of discontinued operations	**1**	-	2
- DLC costs	**-**	-	1
Total tax on exceptional items	**-**	(2)	19
Exceptional items after tax	**(20)**	9	(43)

[1] These costs principally comprise redundancy costs, pallet writedowns and other related costs in CHEP Europe of £23 million (2003: £2 million), and other restructuring costs (principally in Cleanaway) of £5 million (2003: nil).

[2] Following detailed business reviews undertaken during the period, and in light of its first half trading performance, an impairment charge of £19 million (£17 million after tax) was booked against the carrying value of goodwill in Interlake, which forms part of the Regional Businesses segment.

[3] In August 2003, Brambles completed the sale of Meineke Car Care Centers, Inc (Meineke) for net proceeds of £42 million. This resulted in a profit on sale of £30 million (£17 million after tax).

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION (unaudited) *continued*
for the half-year ended 31 December 2003

4 EQUITY DIVIDENDS

An interim dividend of 4.155 pence per BIP share has been declared and will be paid on 8 April 2004 to shareholders on the register at 19 March 2004.

	First half 2004 £ millions	First half 2003 £ millions	Full year 2003 £ millions
BIP:			
- Interim declared 4.155 pence per share (2003: 3.757 pence)	**30**	27	27
- 2003 second interim paid in the second half 4.053 pence per share	**-**	-	29
	30	27	56
BIL:			
- Interim declared 10.0 cents per share (2003: 10.0 cents)	**41**	32	32
- 2003 final paid in the second half 10.0 cents per share	**-**	-	39
	41	32	71
Total	**71**	59	127

5 CONTINGENT LIABILITIES

Brambles is in the process of agreeing completion accounts in respect of the disposals of several businesses sold in current or prior periods. Brambles has recognised the financial impact of the expected resolution of any outstanding items on the basis of all information currently available. Until these matters are agreed, a contingent liability exists for any costs ultimately borne by Brambles in excess of the amounts provided at 31 December 2003.

Except for the above, there have been no other material changes in the contingent liabilities of Brambles.

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION (unaudited) *continued*
for the half-year ended 31 December 2003

6 GAAP RECONCILIATION

(a) First half 2004

	First half 2004 UK GAAP £ million	First half 2004 UK GAAP A$ million	GAAP adjustments in A$ millions: Joint ventures and assoc.	Goodwill	Other	Total adjust -ments	First half 2004 AGAAP A$ million
TURNOVER (including share of joint ventures and associates)	**1,549**	**3,761**	-	-	-	-	**3,761**
OPERATING PROFIT							
Continuing operations before goodwill amortisation and exceptional items	162	392	-	-	3	3	395
Goodwill amortisation	(18)	(44)	1	(9)	-	(8)	(52)
Exceptional items	(47)	(113)	-	-	-	-	(113)
Continuing operations	97	235	1	(9)	3	(5)	230
Discontinued operations	1	2	-	-	-	-	2
GROUP OPERATING PROFIT	**98**	**237**	1	(9)	3	**(5)**	**232**
Share of operating profit of joint ventures and associates	7	17	(6)	-	-	(6)	11
TOTAL OPERATING PROFIT	**105**	**254**	(5)	(9)	3	**(11)**	**243**
EXCEPTIONAL ITEMS							
Net profit on sale of discontinued operations	27	67	-	13	-	13	80
PROFIT BEFORE INTEREST AND TAX	**132**	**321**	(5)	4	3	**2**	**323**
Net interest payable	(39)	(94)	2	-	-	2	(92)
PROFIT BEFORE TAX	**93**	**227**	(3)	4	3	**4**	**231**
Tax	(40)	(97)	3	2	-	5	(92)
PROFIT AFTER TAX	**53**	**130**	-	6	3	**9**	**139**
Minority interests	-	(1)	-	-	-	-	(1)
ATTRIBUTABLE PROFIT	**53**	**129**	-	6	3	**9**	**138**

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION (unaudited) *continued*
for the half-year ended 31 December 2003

6 GAAP RECONCILIATION *continued*

(b) First half 2003

	First half 2003 UK GAAP £ million	First half 2003 UK GAAP A$ million	GAAP adjustments in A$ millions: Joint Ventures and assoc.	Goodwill	Other	Total adjust -ments	First half 2003 AGAAP A$ million
TURNOVER (including share of joint ventures and associates)	**1,474**	**4,191**	-	-	-	-	**4,191**
OPERATING PROFIT							
Continuing operations before goodwill amortisation and exceptional items	173	492	-	-	1	1	493
Goodwill amortisation	(16)	(46)	1	(9)	-	(8)	(54)
Exceptional items	(2)	(6)	-	-	-	-	(6)
Continuing operations	155	440	1	(9)	1	(7)	433
Discontinued operations	5	14	-	-	1	1	15
GROUP OPERATING PROFIT	**160**	**454**	1	(9)	2	**(6)**	**448**
Share of operating profit of joint ventures and associates	6	17	(7)	-	-	(7)	10
TOTAL OPERATING PROFIT	**166**	**471**	(6)	(9)	2	**(13)**	**458**
EXCEPTIONAL ITEMS							
Net profit on sale of discontinued operations	13	35	-	(2)	-	(2)	33
PROFIT BEFORE INTEREST AND TAX	**179**	**506**	(6)	(11)	2	**(15)**	**491**
Net interest payable	(42)	(119)	2	-	-	2	(117)
PROFIT BEFORE TAX	**137**	**387**	(4)	(11)	2	**(13)**	**374**
Tax	(47)	(134)	4	-	5	9	(125)
PROFIT AFTER TAX	**90**	**253**	-	(11)	7	**(4)**	**249**
Minority interests	(1)	(1)	-	-	-	-	(1)
ATTRIBUTABLE PROFIT	**89**	**252**	-	(11)	7	**(4)**	**248**

FILE NO. 82-5205

Brambles Industries plc
Company No 4134697

CONSOLIDATED PROFIT AND LOSS ACCOUNT (unaudited)
for the half-year ended 31 December 2003

	First half 2004 £ millions	First half 2003 £ millions	Full year 2003 £ millions
TURNOVER (including share of joint ventures and associates)			
- Continuing operations	**1,083**	1,055	2,072
- Discontinued operations	**2**	10	67
	1,085	1,065	2,139
Less share of joint ventures and associates – continuing operations	**(28)**	(25)	(50)
GROUP TURNOVER	**1,057**	1,040	2,089
OPERATING PROFIT			
Continuing operations before goodwill amortisation and exceptional items	**91**	110	213
Goodwill amortisation	**(8)**	(8)	(16)
Exceptional items	**(47)**	(3)	(57)
Continuing operations	**36**	99	140
Discontinued operations	**1**	3	7
GROUP OPERATING PROFIT	**37**	102	147
Share of operating profit of joint ventures and associates – continuing operations	**2**	2	5
TOTAL OPERATING PROFIT	**39**	104	152
Exceptional items			
Net profit/(loss) on sale of discontinued operations	**30**	-	(5)
DLC costs – continuing operations	**-**	-	(2)
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAX	**69**	104	145
Net interest payable	**(33)**	(33)	(70)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	**36**	71	75
Tax on profit on ordinary activities	**(22)**	(23)	(31)
PROFIT ON ORDINARY ACTIVITIES AFTER TAX	**14**	48	44
Equity minority interest	**(1)**	(21)	(16)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	**13**	27	28
Equity dividends paid and proposed	**(30)**	(25)	(56)
RETAINED (LOSS)/PROFIT FOR THE PERIOD TRANSFERRED (FROM)/TO RESERVES	**(17)**	2	(28)
Basic earnings per share (pence)	**1.8**	3.7	3.9
Diluted earnings per share (pence)	**1.8**	3.7	3.9

Brambles Industries plc
Company No 4134697

CONSOLIDATED BALANCE SHEET (unaudited)
for the half-year ended 31 December 2003

	December 2003 £ millions	December 2002 £ millions	June 2003 £ millions
FIXED ASSETS			
Intangible assets	**225**	239	247
Tangible fixed assets and investments	**1,874**	1,888	1,927
	2,099	2,127	2,174
CURRENT ASSETS			
Stocks	**19**	28	20
Debtors	**440**	634	471
Cash at bank and in hand	**52**	31	40
	511	693	531
CREDITORS: amounts falling due within one year	**(903)**	(1,735)	(997)
NET CURRENT LIABILITIES	**(392)**	(1,042)	(466)
TOTAL ASSETS LESS CURRENT LIABILITIES	**1,707**	1,085	1,708
CREDITORS: amounts falling due after more than one year	**(904)**	(179)	(864)
Provisions for liabilities and charges	**(184)**	(233)	(196)
NET ASSETS	**619**	673	648
CAPITAL AND RESERVES			
Share capital	**36**	36	36
Share premium account	**50**	50	50
Other reserves	**83**	82	83
Profit and loss account	**168**	205	187
Equity shareholders' funds	**337**	373	356
Equity minority interests	**282**	300	292
	619	673	648

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)
for the half-year ended 31 December 2003

	First half 2004 £ millions	First half 2003 £ millions	Full year 2003 £ millions
Profit attributable to parent companies' shareholders	**13**	27	28
Exchange translation differences	**(7)**	(8)	5
Total recognised gains and losses for the period	**6**	19	33

FILE NO. 82-5205

Brambles Industries plc
Company No 4134697

CONSOLIDATED CASH FLOW STATEMENT (unaudited)
for the half-year ended 31 December 2003

	First half 2004 £ millions	First half 2003 £ millions	Full year 2003 £ millions
Net cash inflow from operating activities	**241**	179	492
Dividends received from associates	**1**	-	2
Interest received	**1**	6	20
Interest paid	**(31)**	(37)	(91)
Interest element of finance lease rentals	**-**	-	(1)
Dividends paid to minority shareholders in subsidiary Undertakings	**-**	(26)	(36)
Returns on investments and servicing of finance	**(30)**	(57)	(108)
UK corporation tax paid	**(9)**	(16)	(27)
Overseas corporate tax paid	**(7)**	(8)	(33)
Taxation paid	**(16)**	(24)	(60)
Purchase of tangible fixed assets	**(179)**	(201)	(368)
Proceeds from sale of tangible fixed assets	**9**	7	24
Investment loans and other financial investments	**3**	-	-
Capital expenditure and financial investment	**(167)**	(194)	(344)
Purchase of subsidiary undertakings and associates	**(1)**	(2)	(24)
Net cash acquired with subsidiary undertakings	**-**	-	4
Sale of businesses	**42**	-	2
Acquisitions and disposals	**41**	(2)	(18)
Equity dividends paid to shareholders	**(29)**	(26)	(53)
Net cash inflow/(outflow) before management of liquid resources and financing	**41**	(124)	(89)
Management of liquid resources	**-**	-	-
(Decrease)/increase in borrowings	**(17)**	125	101
Financing	**(17)**	125	101
Increase in cash	**24**	1	12

Brambles Industries plc
Company No 4134697

NOTES TO THE BIP FINANCIAL INFORMATION (unaudited)
for the half-year ended 31 December 2003

1 Basis of preparation

BIP was incorporated on 3 January 2001. On 7 August 2001, the support services activities of GKN plc were transferred to BIP by way of a court approved reduction of capital of GKN plc and the issue of ordinary shares in BIP to the shareholders of GKN plc as part of the combination transaction.

The above transaction was accounted for as a group reconstruction under merger accounting principles. The results and cash flows of the relevant entities were combined from the beginning of the 2002 financial year and their assets and liabilities combined at the amounts at which they were previously recorded.

In preparing the financial information, the results, and assets and liabilities of the 50 per cent joint ventures (Joint Ventures) with BIL have been included as subsidiary undertakings. As a result of the DLC arrangements, the Joint Ventures are managed on a unified basis and are therefore deemed to be subsidiary undertakings of BIP. The interests of BIL in the Joint Ventures have been recognised as minority interests.

2 Accounting policies

The interim financial information for the half-year ended 31 December 2003 has been prepared on the basis of the accounting policies set out in the 2003 Annual Report and Accounts.

3 Combined financial information

The combined financial information presented on pages 15 to 28 forms part of the notes to the financial information for BIP. The DLC structure unites the economic interests of BIP and BIL shareholder groups. The Directors consider that to provide a true and fair view of the impact of the DLC arrangements on BIP it is necessary to provide combined financial information of the combined businesses of BIP and BIL under merger accounting principles.

4 Status of financial information

The figures included within the financial information for the year ended 30 June 2003 (which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985) have been extracted from the Annual Report and Accounts, which have been filed with the Registrar of Companies. The auditors' opinion on those accounts was unqualified and did not contain a statement under Section 237 of the Companies Act 1985. The interim financial information was approved by the Board of Directors on 25 February 2004. It is unaudited but has been reviewed by the auditors.

FILE NO. 82-5205

Independent review report to Brambles Industries plc

Introduction

We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated statement of total recognised gains and losses, the consolidated cash flow statement and the related notes, including the combined financial information. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
London
25 February 2004

Brambles

Objectives and Milestones

25 February 2004

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Purpose

This document summarises some of our **objectives and milestones** for the next three to four years as we strive continuously to fulfil our **Mission** and live our **Values** — *what do we want to achieve and by when, and how will we measure success.*

These objectives and milestones reflect our commitments to our stakeholders — our customers, our employees, our shareholders and other financial stakeholders, the community and the environment.

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Group Overview

Brambles is a global company providing business support services to customers in nearly fifty countries across six continents.

The group's principal businesses are CHEP, Cleanaway, Recall and Brambles Industrial Services.

Brambles' global headquarters are in Sydney, Australia, and the group maintains corporate offices in Sydney and London.

Brambles operates in a dual-listed companies structure, with Brambles Industries Limited listed on the Australian Stock Exchange and Brambles Industries plc listed on the London Stock Exchange.

Brambles Industries Limited and Brambles Industries plc operate as a single economic enterprise, with a single unified board and executive management team.

Brambles

Our Mission is ...

To be the world's leading provider of innovative business solutions in support services

To use our outsourcing expertise to add exceptional value in the eyes of our customers

To create superior shareholder value through our people and their enterprising spirit

Our Shared Values are ...

All things begin with the customer

We believe in people and teamwork

We have a passion for success

... always acting with integrity and respect for the community and the environment

Contents

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All things begin with the customer

Brambles is first and foremost a services company.

We exist because our customers – other businesses, private and public organisations – choose us to manage tasks and processes they do not wish to manage themselves, with a clear expectation that in doing so, we will deliver additional value that our customers would not otherwise realise.

Objective	Measurement and Milestones
Add exceptional value in the eyes of our customers.	▪ Through our customer relationships and day-to-day service delivery, continuously seek opportunities to introduce new services and to enhance existing services – for mutual benefit to our customers and our shareholders. *On-going.* ▪ Through an annual cycle of surveys of various customer groups in each business unit, obtain customer feedback on our service delivery performance as well as customer needs (i.e. what customers value). *Completion of annual customer surveys by all business units.* ▪ Through quality management programmes tailored to the needs of each business unit, sustain continuous improvement to achieve: ➢ Measurable improvements in customer satisfaction and internal productivity ➢ Widespread employee involvement and participation in quality improvement initiatives and processes

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All things begin with the customer (continued)

Objective	Measurement and Milestones
Add exceptional value in the eyes of our customers. *(continued)*	Specific quality management targets and implementation milestones have been established in each business unit. In summary: ▪ CHEP's global quality programme is called ***Perfect Trip***: From customer order through to cash receipt, it seeks to improve customer satisfaction and to eliminate defects, drawing on Six Sigma tools and methodology. *Global launch completed, Perfect Trip projects in each region underway.* ▪ Cleanaway's global quality programme is called ***Clean Run***: It is focused on benchmarking and transferring best practice through the relentless use of measures and extensive employee involvement. *Global launch completed, global benchmarking and best-practice implementation underway in the Commercial & Industrial sector.* ▪ Recall's global quality programme is called ***Perfect Order***: To be Perfect, all customer work orders must be 100% on-time and complete according to service standards, and compliant with standard operating procedures. *Global implementation completed for Document Management Services, roll-out underway for Secure Destruction Services.* ▪ Brambles Industrial Services' global quality programme is called ***Big Picture***: With its focus on site-based services for major customers in the resources and steel industries, Brambles Industrial Services is implementing customer-specific and site-specific quality management programmes. *Global launch completed, regional quality programmes underway.*

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We believe in people and teamwork

Our people are our greatest asset.

Brambles is committed to safety, employee satisfaction, talent development and retention, and succession planning to develop Brambles' future leaders.

Objectives	Measurement and Milestones
Safety To work safely and apply industry best practice to the health, safety and well-being of our employees, our customers, suppliers and the communities in which we operate.	▪ We aspire to a goal of **zero harm** (i.e. zero fatalities, zero significant environmental incidents). *All Brambles business units have established safety programmes with annual targets to drive continuous improvement in safety performance.*
Employee satisfaction To enhance employees' opinion of Brambles as a desirable employer and the external view as an employer of choice.	▪ Through periodic employee satisfaction surveys and management action, achieve continuous improvement as measured by an employee satisfaction index in each business unit. *Brambles Employee Satisfaction Survey conducted globally across all business units in July 2003 to establish a baseline index. Specific employee satisfaction improvement targets and action plans in place for all business units.*
People Development To develop and retain sufficient skilled people to grow our talent pool through on-going investment in their development.	▪ Through an annual Performance & Development Planning (PDP) process, establish personal objectives and development actions for employees. *Brambles PDP process rolled out globally in all business units in 2002. Annual targets for PDP process in place for all business units. Targets for talent pool retention rates established for the next three years.*

We believe in people and teamwork (continued)

Objectives	Measurement and Milestones
Succession Management To ensure Brambles has the leadership capability to drive future success.	▪ Through an annual Human Resources (HR) planning process, develop plans and take actions to grow the Brambles talent pool and to improve succession cover for key leadership roles. *Brambles annual HR planning process implemented globally in all business units in 2002. Talent pool growth and succession index targets established for the next three years.*

We have a passion for success

Brambles is committed to creating superior value for our shareholders and to fulfil our obligations to all financial stakeholders.

Our objective is to manage capital (equity and debt) as a scarce resource, and to allocate capital across our business units and across specific projects in ways that maximise the return on capital invested.

Brambles Value Added (BVA) is our principal measure of financial performance and value creation, and success in BVA growth should generate earnings growth and a sustainable operating cash flow.

In short, BVA is a constant currency measure of economic profit, that is, profit after deducting a charge for the cost of capital employed. A weighted average cost of capital, which is currently 12% pre-tax (equivalent to approximately 9% post-tax), is multiplied by the capital invested in each business unit or project, and deducted from Earnings Before Interest, Tax and Amortisation (EBITA).

BVA = EBITA – 12% x Capital Invested

By maximising year-on-year BVA growth, we will maximise the intrinsic value or fundamental value of Brambles which in turn will drive shareholder value creation over time.

BVA growth targets are prominent in our annual budget and business planning process, as they are in our annual strategic planning cycle. At the operational level, a standard Brambles Economic Evaluation Model is used by all business units to evaluate investment opportunities and their inherent risks, and to guide decisions towards maximising the return on capital invested. Short-term rewards for senior executives within the group are geared to BVA growth.

Return on Capital Invested (ROCI) is an associated performance measure employed in target setting in the group. It is EBITA divided by Capital Invested. Capital Invested is broadly defined as average net tangible trading assets together with unamortised goodwill. A ROCI of 12% means returns at the current cost of capital, and any ROCI above 12% indicates superior returns above the current cost of capital.

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We have a passion for success

Objectives	Measurement and Milestones
Generate value for our shareholders: ▪ Improving returns over the cost of capital over the next four years to maximise BVA growth. ▪ Ensure the generation of an operating cash flow to fund growth. ▪ Maintain an appropriate dividend policy and capital structure for the benefit of all stakeholders.	▪ The Brambles group and each of our principal businesses, CHEP, Cleanaway, Recall and Brambles Industrial Services are targeted to generate Return on Capital Invested (ROCI) at or above 12%, i.e. a positive BVA, commencing in the financial year to June 2005. ▪ With strong focus on profitable growth coupled with disciplined controls over capital expenditure and invested capital, Brambles will target to achieve a group ROCI of around 15% by Financial Year 2008, compared with a return of about 12% in Financial Year 2003. ▪ A key objective over the next four years is to generate improving operating cash flow after normal capital expenditure (i.e. capital expenditure excluding acquisitions). At this level, all Brambles business units are targeted to be cash positive in each of the next four years. ▪ Brambles will pursue a progressive dividend policy linked to the performance and the cash requirements of the business, and manage its capital structure (debt and equity) to a target gearing of less than 50% by Financial Year 2008.

Refer to Notes on Page 16 for an explanation of financial terms.

FILE NO. 82-5205

We have a passion for success (continued)

Objectives	Measurement and Milestones
Generate value for our shareholders: **CHEP** In determining the scope for generating BVA growth, reviews of the CHEP business and its core pallet service offering have determined that in all major market segments there is a benefit to customers in pooling pallet supply rather than the cost of the alternatives. CHEP will continue to deliver improvements in BVA and customer satisfaction by focusing on asset productivity, cost effectiveness, quality, technology and product innovation.	▪ Overall, CHEP will seek to achieve annual organic revenue growth of 7% to 9% over the next four years by focusing on the mainstream markets where CHEP operates profitably. These are principally Fast Moving Consumer Goods (FMCG) and associated sectors. ▪ In its less mature markets such as Latin America and Asia, CHEP typically targets annual revenue growth rates of 15% to 20% per annum whilst retaining its focus on profitable mainstream markets. ▪ CHEP is targeted to generate annual BVA growth and to achieve ROCI in an approximate range of 16% to 18% by Financial Year 2008, up from a level of about 12% today.

Refer to Notes on Page 16 for an explanation of financial terms.

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We have a passion for success (continued)

Objectives	Measurement and Milestones
Generate value for our shareholders: **Cleanaway** Cleanaway operates in the waste management and recycling industry. Profitable growth results from selective participation in attractive sectors of the value chain particularly where legislation is driving the industry towards increasing levels of recycling and re-processing. With different levels of local and national government responsible for both setting the framework for growth as well as for awarding contracts, a key objective for Cleanaway is to retain its national / regional focus and responsiveness and at the same time capture global synergies and best practices wherever possible.	▪ Based on these market trends Cleanaway will target organic revenue growth rates of between 5% to 8% per annum over the next four years, subject to the current cycle of retendering of DSD contracts in Germany. ▪ Cleanaway will seek to achieve consistent annual BVA growth as well as its targeted level of ROCI of around 15% by Financial Year 2008, progressively improving from the current level of about 13%.

Refer to Notes on Page 16 for an explanation of financial terms.

ALE NO. 82-5205

We have a passion for success (continued)

Objectives	Measurement and Milestones
Generate value for our shareholders:	
Recall	
Recall benefits from the continued outsourcing of document management, secure destruction and secure off-site storage of electronic media.	▪ The on-going level of organic revenue growth is targeted to be between 6% and 8% annually. ▪ Acquisitions have been a feature of Recall's development and are expected to continue to be so. Successful acquisition integration is a core competence as is seeing satisfactory returns from acquired businesses. ▪ Recall is targeted to generate annual BVA growth and to achieve ROCI levels around 16% by Financial Year 2008, up from a level of about 14.5% today.

Refer to Notes on Page 16 for an explanation of financial terms.

We have a passion for success (continued)

Objectives	Measurement and Milestones
Generate value for our shareholders: **Brambles Industrial Services** Brambles Industrial Services has emerged from two years of reorganisation well-positioned to resume growth from excellence in contract outsourcing from world-class customers.	▪ For the next four years, Brambles Industrial Services will target organic revenue growth of between 6% and 8% annually. ▪ Brambles Industrial Services is targeted to achieve consistent BVA growth and to increase its ROCI from today's level of 11% to around 16% by Financial Year 2008.

Refer to Notes on Page 16 for an explanation of financial terms.

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Always acting with integrity and respect for the community and the environment

Brambles supports the responsible creation of shareholder value. At all times, we want all our businesses to operate within a legal and ethical framework as established by the Brambles Code of Conduct.

Objectives	Measurement and Milestones
Always acting with integrity	▪ Through the Brambles Code of Conduct, provide an ethical and legal framework for all employees in the conduct of Brambles business. *Brambles Code of Conduct developed, instituted in all business units and communicated to all employees in 2002. On-going communication targets established for all business units, e.g. coverage in new employee induction programmes, availability on all company intranets.*
Respect for the environment	▪ Brambles expects its employees to care for the environment by improving the efficiency of resource usage and minimising waste generation. *Site environment plans prepared for all key sites and proper records kept to measure achievements against policies and goals.*
Respect for the community	▪ Demonstrate Brambles commitment to contributing tangible benefits to the communities in which we operate. *Continue the Brambles Community Reach programme.* *Through the Brambles Community Reach programme, Brambles awards financial grants to community service and volunteer organisations. These organisations and projects are nominated by Brambles employees who are actively engaged in community service work.*

The Brambles Code of Conduct and additional details about the Brambles Environmental Policy and the Brambles Community Reach programme can be found on the Brambles website www.brambles.com.

Notes:

1. All measures of financial performance are based on UK GAAP and are expressed on the basis of constant exchange rates (constant currency) and interest rates and economic conditions are assumed to remain stable.
2. All references to "today's level" or "current level" relate to Brambles' last published full-year results namely for the Financial Year ended 30 June 2003.
3. All references to "the next four years" relate to the Financial Year ending 30 June 2005 through to the Financial Year ending 30 June 2008.
4. Gearing is net debt as a percentage of the sum of net debt and equity i.e. *gearing = net debt / (net debt + equity)*.

Brambles Industries Limited
Level 40 1 Macquarie Place
Sydney NSW 2000
AUSTRALIA

Brambles Industries plc
3rd floor 57 St James' Street
London SW1A 1LD
UNITED KINGDOM

www.brambles.com

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Brambles